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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                                  Novacea, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    66987B103
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                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 29, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  Schedule 13D

Item 1.  Security and Issuer.
         --------------------

         This statement relates to the Common Stock, $0.001 par value (the "Common Stock") of Novacea, Inc. (the "Issuer") having its principal executive office at 400 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080.


Item 2.  Identity and Background.
         ------------------------

         This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor"), (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business office of NEA 10, NEA Partners 10, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

         The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Not applicable

Item 4.  Purpose of Transaction.
         -----------------------

         On August 29, 2008, the Issuer, Pivot Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub") and Transcept Pharmaceuticals, Inc., a private Delaware corporation ("Transcept") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement", a copy of which is attached hereto as Exhibit 1) whereby Merger Sub will merge with and into Transcept, with Transcept becoming a wholly-owned subsidiary of Novacea and the surviving corporation of the merger.

         In connection with the Merger Agreement, NEA 10, certain other shareholders of the Issuer (the "Other Shareholders") and Transcept entered into a voting agreement (the "Voting Agreement", a copy of which is attached hereto as Exhibit 2). Under the terms of the Voting Agreement, NEA 10 irrevocably appointed Transcept as its proxy to vote all outstanding shares of capital stock of the Issuer held by NEA 10: (1) in favor of the merger (the "Merger") contemplated by, and the adoption of, the Merger Agreement; (2) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer under the Merger Agreement; and
(3) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any subsidiary of the Issuer ; (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Issuer or any subsidiary of the Issuer; (C) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any subsidiary of the Issuer; (D) any change in a majority of the board of directors of the Issuer; (E) any amendment to the Issuer's certificate of incorporation or bylaws; (F) any material change in the capitalization of the Issuer or the Issuer's corporate structure; and (G) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement. The Voting Agreement and all rights and obligations of the parties thereunder, will terminate upon the termination of the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) NEA 10 is the record owner of 4,900,715 shares of Common Stock (the "Record Shares"). As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Record Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Record Shares.

              Based on the Record Shares, each Reporting Person may be deemed to beneficially own 18.9% of the Common Stock of the Issuer, which percentage is calculated based upon 25,865,516 shares reported to be outstanding in the Issuer's most recent Form 10-Q, which was filed with respect to the period ending June 30, 2008 (the "10-Q Shares").

              Each of NEA 10 and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote to approve the Merger and has granted Transcept a proxy to vote such shares to approve the Merger.

              The Other Shareholders own, in the aggregate, 4,783,954 shares of Common Stock.

              If NEA 10 and the Other Shareholders are considered a "group" because of their participation in the Voting Agreement, each Reporting Person may be deemed to beneficially own 9,684,669 shares of Common Stock of the Issuer, representing 37.4% of the Common Stock of the Issuer, which percentage is calculated based upon the 10-Q Shares. Each Reporting Person disclaims membership in a "group". Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for NEA 10 with respect to the Record Shares.

         (b)  Regarding the number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                    0 shares for each Reporting Person.

              (ii)  shared power to vote or to direct the vote:

                    4,900,715 shares for each other Reporting Person.

              (iii) sole power to dispose or to direct the disposition:

                    0 shares for each Reporting Person.

              (iv)  shared power to dispose or to direct the disposition:

                    4,900,715 shares for each other Reporting Person.

         (c) Except for the Voting Agreement discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

         (e) On January 1, 2007, Peter T. Morris ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         See Item 5 above.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1 - Agreement and Plan of Merger and Reorganization, dated as of August 29, 2008*

         Exhibit 2 - Voting Agreement, dated as of August 29, 2008*

         Exhibit 3 - Agreement regarding filing of joint Schedule 13D

         Exhibit 4 - Power of Attorney regarding Schedule 13D filings.







--------------
* Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2008.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: September 26, 2008


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP

     General Partner

     By:            *
         ----------------------------------
         Charles W. Newhall III
         General Partner



NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


         *
---------------------------------------
Michael James Barrett


         *
---------------------------------------
Peter J. Barris


         *
---------------------------------------
C. Richard Kramlich


         *
---------------------------------------
Charles W. Newhall III


         *
---------------------------------------
Mark W. Perry


         *
---------------------------------------
Scott D. Sandell

         *
---------------------------------------
Eugene A. Trainor III







                                       */s/ Louis S. Citron
                                       ----------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact



This Amendment No. 1 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Amendment No. 1 to
Schedule 13D filing for Novacea, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 4.

                                                                       EXHIBIT 3
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Novacea, Inc.

         EXECUTED this 26th day of September, 2008.


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP
     General Partner

     By:            *
         ----------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                 *
     ----------------------------------
     Charles W. Newhall III
     General Partner


         *
---------------------------------------
Michael James Barrett


         *
---------------------------------------
Peter J. Barris


         *
---------------------------------------
C. Richard Kramlich


         *
---------------------------------------
Charles W. Newhall III


         *
---------------------------------------
Mark W. Perry


         *
---------------------------------------
Scott D. Sandell

         *
---------------------------------------
Eugene A. Trainor III







                                       */s/ Louis S. Citron
                                       ----------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact



This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Amendment No. 1 to Schedule 13D for Novacea, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 4.

                                                                       EXHIBIT 4
                                                                       ---------

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of February, 2007.

                                       /s/ Forest Baskett
                                       -----------------------------
                                       Forest Baskett

                                       /s/ M. James Barrett
                                       -----------------------------
                                       M. James Barrett

                                       /s/ Peter J. Barris
                                       -----------------------------
                                       Peter J. Barris

                                       /s/ Ryan Drant
                                       -----------------------------
                                       Ryan Drant

                                       /s/ Paul Hsiao
                                       -----------------------------
                                       Paul Hsiao

                                       /s/ Vladimir Jacimovic
                                       -----------------------------
                                       Vladimir Jacimovic

                                       /s/ Patrick J. Kerins
                                       -----------------------------
                                       Patrick J. Kerins

                                       /s/ Suzanne King
                                       -----------------------------
                                       Suzanne King

                                       /s/ Krisna Kolluri
                                       -----------------------------
                                       Krishna Kolluri

                                       /s/ C. Richard Kramlich
                                       -----------------------------
                                       C. Richard Kramlich

                                       /s/ Charles M. Linehan
                                       -----------------------------
                                       Charles M. Linehan

                                       /s/ Peter T. Morris
                                       -----------------------------
                                       Peter T. Morris

                                       /s/ John M. Nehra
                                       -----------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       -----------------------------
                                       Charles W. Newhall III

                                       /s/ Mark W. Perry
                                       -----------------------------
                                       Mark W. Perry

                                       /s/ Michael Raab
                                       -----------------------------
                                       Michael Raab

                                       /s/ Scott D. Sandell
                                       -----------------------------
                                       Scott D. Sandell

                                       /s/ Eugene A. Trainor III
                                       -----------------------------
                                       Eugene A. Trainor III

                                       /s/ Sigrid Van Bladel
                                       -----------------------------
                                       Sigrid Van Bladel

                                       /s/ Ravi Viswanathan
                                       -----------------------------
                                       Ravi Viswanathan

                                       /s/ Harry Weller
                                       -----------------------------
                                       Harry Weller